

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

July 18, 2007

Gary Brown, President
K2 Digital, Inc.
500 Fifth Avenue, Suite 1650
New York, NY 10110

> **Re:** **K2 Digital, Inc.**
> **Amendment No. 1 to Preliminary Proxy on**
> **Schedule 14A**
> **Filed July 3, 2007**
> **File No. 001-11873**

Dear Mr. Brown:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the revised disclosure on page 23 in response to our letter dated June 29, 2007. Please provide to us a more detailed analysis of the factual basis for your reliance on Section 4(2) to exempt from registration the issuance of shares in the merger. Tell us the number of shareholders who will receive shares and how NCSI shareholders' approval to receive your shares was obtained. Also, we note the disclosure indicating that K2 and NCSI are of the opinion that such shares will be exempt from registration under Section 4(2). Please revise the disclosure to indicate whether the companies relied on the advice or opinion of counsel in reaching this conclusion.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Duc Dang at (202) 551-3386 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Thomas Amon
        Fax No. (212) 810-2427